ASX Listing Rules

Notice under Listing Rule 3.2

Allied Gold Limited ABN 86 104 855 067 (**ALD**) gives notice of the following information as required by Listing Rule 3.2:

1. The Offer Period in respect of Offers dated 2 October 2009 (**Offers**) made in accordance with the bidder's statement from ALD and its child entity AGL (ASG) Pty Ltd ACN 139 239 52 (together, Allied Gold) in relation to Allied Gold's off-market takeover bid for all the ordinary shares in Australian Solomons Gold Limited ABN 96 109 492 373 (**ASG**) has been extended to 7:00 pm (Toronto time) on 30 November 2009.

2. Allied Gold had a relevant interest in 19.99% of the ordinary shares of ASG, being securities in the bid class under the Offers, when the first of the Offers were made.

3. Allied Gold had a relevant interest in 49.77% of the ordinary shares of ASG, being securities in the bid class under the Offers, at the date of extension of the Offer Period.

DATED: 14 November 2009

SIGNED for and on behalf of Allied Gold Limited

Peter Torre
Company Secretary